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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                              Book Centers, Inc.
                              ------------------
                               (Name of Issuer)

                                 Common Stock
                          --------------------------
                        (Title of Class of Securities)

                                  098539 10 9
                                  -----------
                                (CUSIP Number)

Check the following box if a fee is being paid with the statement: ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 098539 10 9              13G                Page 1 of 1 Pages

1. Name of reporting person; S.S. or I.R.S. identification no. of above person.

    Book Centers, Inc. Employee Stock Ownership Plan and Trust (Employer Identification Number of Book Centers, Inc. 93-0508266)

2.  Check the appropriate box if a member of a group.*   (a)   ___
                                                         (b)   ___

3.  SEC use only.

4.  Citizenship or place of organization.

    State of Oregon

5. Number of shares beneficially owned by each reporting person with sole voting power.

    None

6. Number of shares beneficially owned by each reporting person with shared voting power.

    65,167

7. Number of shares beneficially owned by each reporting person with sole dispositive power.

    None

8. Number of shares beneficially owned by each reporting person with shared dispositive power.

    65,167

9.  Aggregate amount beneficially owned by each reporting person.

    65,167

10. Check box if the aggregate amount in Row (9) excludes certain shares.*
    ____

    Not applicable

11. Percent of class presented by amount in Row 9.

    10.23 percent

12. Type of reporting person.*

    EP

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.

    (a)  The name of the issuer is Book Centers, Inc.

    (b) The address of the issuer's principal executive offices is 5600 N.E. Hassalo Street, Portland, Oregon 97213.

Item 2.

    (a) The name of the person filing is Book Centers, Inc. Employee Stock Ownership Plan and Trust.

    (b) The address of the principal business office of the person filing is 5600 N.E. Hassalo Street, Portland, Oregon 97213.

    (c)  The citizenship of the person filing is United States.

    (d)  The title of the class of securities is common stock.

    (e)  The CUSIP number is 098539 10 9 (for Book Centers, Inc.).

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a)  ___ Broker of Dealer registered under Section 15 of the Act

    (b)  ___ Bank as defined in section 3(a)(6) of the Act

    (c)  ___ Insurance Company as defined in section 3(a)(19) of the Act

    (d) ___ Investment Company registered under section 8 of the Investment Company Act

    (e) ___ Investment Advisor registered under section 203 of the Investment Advisers Act of 1940

    (f) x Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(ii)(F)

    (g)  ___ Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)
         (G) (Note: See Item 7)

    (h)  ___ Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

    (a) The amount beneficially owned by the person filing is 65,167 shares of common stock.

    (b) The percent of the class of common stock beneficially owned by the person filing is 10.23%.

    (c) The person filing does not have any shares of common stock as to which such person has either sole power to vote or to direct the vote or sole power to dispose or direct the disposition of; the number of

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         shares of common stock as to which such person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of is 65,167.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

    Not applicable.

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

Item 8.  Identification and Classification of Members of the Group

    Not applicable.

Item 9.  Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1996                         /s/ Daniel P. Halloran
-----------------                         ------------------------------------
      Date                                Signature

                                          Daniel P. Halloran, Administrator
                                          ------------------------------------
                                          Name/Title

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    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)